Exhibit 99.1

510 Burrard St, 3rd Floor
Date: April 21, 2022	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities
      New York Stock Exchange

Subject: ALMADEN MINERALS LTD

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 17, 2022
Record Date for Voting (if applicable) :	May 17, 2022
Beneficial Ownership Determination Date :	May 17, 2022
Meeting Date :	June 28, 2022
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	020283305	CA0202833053

Sincerely,

Computershare
Agent for ALMADEN MINERALS LTD.